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                                                                 Exhibit (a)(10)

                ST. JUDE MEDICAL ANNOUNCES PRELIMINARY MODIFIED
                   "DUTCH AUCTION" SELF-TENDER OFFER RESULTS

St. Paul, MN, March 13, 1998 -- St. Jude Medical, Inc. (NYSE:STJ) announced today that, based on a preliminary count, it expects to purchase 8,000,000 shares of its common stock for $38.00 per share, under the terms of its modified "Dutch Auction" self-tender offer that expired at 12:00 Midnight, New York City time, on March 12, 1998. The number of shares expected to be purchased includes 2,523,207 shares tendered pursuant to the guaranteed delivery procedures set forth in the terms of the offer.

The preliminary count by American Stock Transfer & Trust Company, depositary for the offer, indicated that 10,379,148 shares were tendered and not withdrawn at or below the $38.00 purchase price selected by the Company. As a result of the oversubscription, shares actually purchased from each tendering shareholder will be prorated. The preliminary proration factor is 76.914 percent. Shares tendered by holders of less than 100 shares are not subject to proration under the terms of the offer.

The Company commenced the offer on Thursday, February 12, 1998, for up to 8 million shares of its common stock at a purchase price not in excess of $39.00 nor less than $32.00 per share.

The actual number of shares to be purchased, the purchase price and the final proration factor are subject to final verification that all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedures, have been properly delivered. Payment for shares properly tendered and accepted for purchase will be made as soon as practicable. All shares tendered and not purchased by the Company will be returned promptly to shareholders.

The shares expected to be purchased represent about 8.7 percent of the 91,940,672 shares of the Company's common stock outstanding immediately prior to the offer. After purchasing the shares, St. Jude Medical will have about 83,940,672 shares of common stock outstanding.

The Company believes that the offer is an attractive use of the Company's financial resources and that the use of cash and borrowings to fund the offer will result in a more efficient capital structure for St. Jude Medical.

St. Jude Medical, Inc. (www.sjm.com) develops, manufactures and distributes medical devices for the global cardiovascular market. The Company serves patients and its health care customers worldwide with the highest quality products and services including heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.